October 7, 2013

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jessica Barberich

RE:	Brookfield Asset Management, Inc.

Form 40-F for the year ended December 31, 2012

Filed on April 2, 2013

File No. 033-97038

Thank you for your letter dated September 3, 2013. For your reference we have included, along with our responses, each of your questions in italics using the same numbering references in your letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit 99.2

Part 1 – Overview and Outlook

Consolidated Financial Information, page 19

1.	You indicate that a large variance in revenues within a business that is largely owned by non-controlling interests may have a relatively small impact on net income attributable to shareholders. Please clarify this statement to us and describe in more detail why this would be the case.

Brookfield’s consolidated financial statements include the results of a number of partially owned entities. The company’s consolidated revenues reflect 100% of any variance in revenues of a consolidated partially owned entity, while a portion of the corresponding variance in net income is attributed to non-controlling interests. The resulting net income attributable to Brookfield shareholders only reflects the remaining portion of any variance in the consolidated entity’s net income.

Part 3 – Business Segment Results

Segment Operating and Performance Measures, pages 34 - 36

2.	We continue to question your presentation and discussion of non-IFRS measures. Although you identify several measures as non-IFRS on pages 34-36, you have co-mingled your discussion of the non-IFRS measures with your IFRS segment profit/(loss) measures in your segment discussion. Please revise your segment discussion to separately discuss the results of all of your segments first on an IFRS basis (e.g., FFO) and then, to the extent you continue to disclose the non-IFRS measures (e.g., net operating income and segment operating income), on a non-IFRS basis. Your current presentation does not adequately separate and identify the measures and provides undue prominence to the non-IFRS measures.

The company’s key measure of financial performance is Funds from Operations (“FFO”), as noted on pages 34 and 102 of its December 31, 2012 Form 40-F. To assist users in their understanding of the company’s financial performance, the company discloses the components of FFO throughout its segment discussion.

The company identifies on page 35 of Form 40-F that two components of FFO, Net Operating Income (“NOI”) and Segment Operating Income (“SOI”), are non-IFRS measures. The company includes these measures as it believes they are useful in assisting readers’ understanding of changes in a business segment’s FFO.

To the extent the company continues to disclose non-IFRS measures in future filings, these measures will be separated and clearly labeled as such, with IFRS measures given prominence.

3.	For some of the measures identified as non-IFRS measures, we note you have referenced readers to the reconciliations provided within Note 3. To the extent you continue to present and discuss non-IFRS measures, please revise to present the related reconciliations alongside such discussion instead of referencing to footnote disclosures which should be presented in accordance with IFRS requirements. Also, clarify why your footnotes include non-IFRS measures.

On page 35 of Form 40-F, the company incorrectly noted that it reconciled NOI and SOI to “revenues in Note 3 of our consolidated financial statements.” The company will remove the incorrect reference in future filings of Form 40-F.

The company reconciled both NOI and SOI to revenues on page 39 of form 40-F, immediately following the presentation of the non-IFRS measures on page 37. Furthermore, as both measures are components of FFO, they can be reconciled to FFO using the table on page 37.

The company does not utilize non-IFRS measures in the notes to its consolidated financial statements.

4.	Please further clarify to us the basis for your FFO definition. Specifically, explain your basis for inclusion of disposition gains that are not otherwise included in net income as determined under IFRS. In particular, explain why management believes it is useful to investors to include the fair value changes and revaluation surplus recorded in prior periods when assessing the financial performance of the company and its segments in the current period. It does not appear that the definition of FFO would include amounts that are not recorded in the latest year’s financial statements.

The company’s chief operating decision maker uses FFO as defined by the company to assess the company’s investment performance across all asset classes or segments. As stated on page 34 of the company’s Form 40-F, disposition gains are included because the purchase and sale of assets is a normal part of the company’s business. The company’s definition of FFO includes previously recorded revaluation amounts, when calculating disposition gains or losses, in order to assess performance over the full life of an investment. IFRS net income, on the other hand, only includes certain fair value adjustments, with others recorded directly in equity depending on the nature of the asset. The Company’s definition of FFO is consistent in the manner disposition gains or losses are calculated, regardless of asset class, and accordingly, this presentation is additive to the presentation of IFRS net income.

Further clarification is included within financial statement Note 3 (page 104), which states that “disposition gains include gains and losses recorded in net income arising from transactions during the current year adjusted to include fair value changes and revaluation surplus recorded in prior periods. Disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.”

5.	We note you have reconciled net operating income and segment operating income to revenues. It appears that net income is the most comparable measure to net operating and segment operating income, not revenue. Please revise or explain your basis for determining that revenue was the most comparable measure calculated in accordance to IFRS instead of net income.

The company believes that revenue is the most comparable measure to NOI and SOI because there are fewer reconciling line items between NOI and SOI and revenue than there are to net income.

As noted in our response to question 3 above, both measures are components of FFO and can be reconciled to FFO using the table on page 37, and can be further reconciled in aggregate to net income on page 38.

6.	Since you include a discussion and analysis of your segment performance measures as determined under IFRS 8, you should also include a complete discussion of the reconciling items that are not included in each of the segment performance measures. Please revise to provide discussion and analysis of the reconciling items that apply to each particular segment being discussed.

Previously the company has discussed the results of all of the material items included in the Corporate/Unallocated column in section 4 of its December 31, 2012 MD&A - Capitalization and Liquidity.

In future filings the company will include a summary discussion and analysis of these results and reconciling items in Section 3.

7.	We note your disclosure of “net invested capital” when discussing your office development, opportunity and finance and when discussing your portfolio valuation of your renewable energy segment. Please clarify how you define this term, how it is used by management to assess your financial condition and/or performance, and how these amounts relate to your IFRS financial statements.

The company incorrectly included the term “net invested capital” in two instances in Form 40-F, when it intended to use the term “common equity by segment.”

Future filings will exclude all references to the term “net invested capital”.

Asset Management and Other Services, pages 39 – 43

8.	We note that you have presented annualized amounts alongside your presentation of results of operations accounted for under IFRS. Please revise to present such information separately from your results of operations accounted for under IFRS. As a part of your revised disclosures, please discuss the importance of providing such information to investors and how management utilizes this information in assessing and monitoring performance. Also, tell us and disclose how you calculate the annualized amounts.

In future filings the company will clearly label this measure as non-IFRS and provide a discussion of the importance of this measure and how management utilizes this information in assessing and monitoring performance.

The method in which asset management revenues are determined is described on page 36 of Form 40-F. Annualized asset management revenues is determined using a consistent methodology as asset management revenue; It is based on the fee bearing capital under management at period end multiplied by the contractual percentage fee for managing those assets.

9.	Please expand your disclosure to also note the amount of asset management and other fees that are eliminated in consolidation.

Asset management revenues earned within consolidated entities are disclosed in Note 3(c) to the financial statements as this is an adjustment made in forming the company’s operating segments.

Property, page 43

The company historically included additional information in its MD&A on its property operations in order to facilitate users understanding of this business, particularly as part of the business was held through a reporting issuer (Brookfield Office Properties) and a significant portion was held privately. With the formation of Brookfield Property Partners LP, virtually all of the company’s property operations will be held by a separate reporting issuer and therefore disclosing this information within the company’s Form 40-F may be redundant except to the extent it is considered material to the company.

10.	In future Exchange Act reports, please revise to provide more detail regarding the geographic diversification and tenant concentration of your portfolio. In addition, please revise to clarify the portion of your portfolio that is fully consolidated on your balance sheets and the portion that is accounted for using the equity method of accounting.

The company will include this information to the extent it is material in the context of the company’s consolidated financial statements.

11.	We note your disclosure on page 44 that you completed the development of the 1 million square foot Brookfield Place office tower in Perth and advanced work on 6 million square feet of office development projects. In future Exchange Act reports, for material developments, please revise your disclosure to provide the completion date, costs incurred to date and budgeted costs. For completed developments, please disclose costs per square foot, including whether leasing costs are included.

We will comply.

12.	We note that leases representing 10.3% and 10.7% are expiring in 2013 for your office and retail properties, respectively. In future Exchange Act reports, please revise, here or elsewhere, as applicable, to include a more detailed discussion of leasing activity during the reporting period and provide a roll forward of beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. In addition, please disclose leasing costs, such as tenant improvements and leasing commissions for both new leases and renewals on a per square foot basis. With respect to new and renewed leases, please provide quantitative disclosure comparing the average base rent per square foot on expiring leases with rates on new and renewed leases.

The company will include this information to the extent it is material in the context of the company’s consolidated financial statements.

13.	We note your disclosure in the tables on pages 46 and 47 with respect to expiring leases for your office and retail properties. In future Exchange Act reports, please revise to provide the annual rental and gross annual rental represented by such expiring leases. In addition, please discuss the relationship between market rents and expiring rents.

The company will include this information to the extent it is material in the context of the company’s consolidated financial statements.

Office Properties, page 45

14.	We note your disclosure on page 46 with respect to the strong credit quality of your tenants and that you direct special attention to credit quality to ensure the long-term sustainability of rental revenues through economic cycles. In future Exchange Act reports, please revise to describe how you monitor tenant credit quality.

The company will include this information to the extent it is material in the context of the company’s consolidated financial statements.

Retail Properties, page 47

15.	We note your disclosure on page 45 with respect to the period to period changes in same store performance for your office properties. In future Exchange Act reports, for your retail properties, please revise to discuss period to period changes in same store performance and within same store, please address the relative impact of occupancy and rent rate changes.

The company included the analysis on page 45 with respect to its office portfolio to assist readers in understanding period-over-period changes in consolidated operations. The majority of the Company’s retail operations are held through equity-accounted investments, primarily General Growth Properties Inc. (“GGP”), which is a separate SEC registrant. The results of the company’s equity accounted income in GGP are discussed in detail on page 47 of Form 40-F in a manner meant to be consistent with GGP’s public disclosures.

The company will consider including a same store analysis on its consolidated retail business line operations in the future, to the extent those results become material.

Renewable Power, page 49

16.	We note your disclosure on page 52 that your wholly-owned energy marketing group has entered into purchase agreements and price guarantees with Brookfield Renewable that fix the prices for most of the North American hydroelectric generation that is not already sold under a long-term contract. In future Exchange Act reports, please revise to provide more detailed disclosure regarding these agreements and how they impact your business operations and revenues. In addition, please clarify to explain how the majority of these arrangements are offset by you with long-term contracts.

We will comply.

Part 4 – Capitalization and Liquidity

Debt to Capitalization, pages 65 – 66

17.	We note that your inclusion of accounts payable and other liabilities and deferred income taxes within your capitalization definition is consistent with how you assess your leverage ratios and how you present them to your rating agencies. Please clarify for us and revise your disclosure to further discuss your basis for including such amounts as capitalization. Also, please highlight that their inclusion may cause your calculation to not be comparable to ratios of other companies.

On page 65 of Form 40-F, the company defines capitalization to include “accounts payable and other liabilities and deferred income taxes, as well as borrowings, capital securities, interests of others in consolidated funds and equity, which is consistent with how we assess our leverage ratios and how we present them to our rating agencies.” Management is not aware of a standard definition of capitalization, and accordingly, utilizes disclosure that is consistent with how its financial obligations are publicly rated. In future filings we will revise our disclosures to include the following:

“Our definition of capitalization may differ from those of other companies.”

Cash and Financial Assets, page 68

18.	We note that you maintain a portfolio of financial assets funded with surplus activity. Please tell us and revise your disclosure to define surplus activity. Please clarify how you determine whether to utilize all surplus activity to fund investments in financial assets and if the amount of cash and cash equivalents in the table represents un-utilized surplus. To the extent a portion of the surplus activity is not utilized to fund financial assets, please describe how you utilize this cash flow. Also, further explain the amounts included in the Revenues, Gains and Direct Costs column.

In future filings we will include the definition of surplus activity, which we expect to be substantially as follows:

“We define surplus activity as cash and financial assets that are not required for the day-to-day running of our operations or the maintenance of our corporate capitalization. This surplus is invested in financial assets that maximize return potential while maintaining liquidity and financial flexibility.”

We determine what proportion of surplus activity to invest based on identified market opportunities. As cash and cash equivalents are used to maintain liquidity, provide the flexibility to invest opportunistically and to provide investment returns, we balance the potential returns of investing against maintaining additional liquidity. Surplus activity is also determined in connection with the requirements of our short term borrowings.

Revenues, gains and direct costs represent the realized and unrealized investment income earned or losses incurred on cash deposits and financial assets, and the costs of managing or financing those activities for the period. In future filings the company will label these columns as “Funds from Operations.”

Note 3 – Segmented Information, pages 102 – 108

19.	We note your disclosure that you consider Funds from Operations to be a key measure of your financial performance. We also note your disclosure of Net Income by operating segment in the table on page 103. It is unclear if Net Income is another measure of segment profit/(loss) that is used by your chief operating decision maker. Please explain or remove Net Income by operating segment.

The company will remove the reference to net income by operating segment in future filings.

20.	We note the reconciliation of total entity FFO to net income disclosed on page 105. Please remove this reconciliation from your footnote, because total entity FFO appears to be a non-IFRS measure. Please also revise your footnote to include a reconciliation which reconciles total reportable segment profit or loss to entity profit or loss in accordance with paragraph 28(b) of IFRS 8.

The company will revise the table on page 105 to reconcile total reportable segment profit (defined to be segment FFO in note 3) to net income in future filings beginning with the December 31, 2013 Form 40-F. An example of this revised table is below:

For the years ended December 31,	2012	2011
(MILLIONS)
Funds from operations
Asset management and other services	$353	$269
Property	537	687
Renewable power	313	232
Infrastructure	224	172
Private equity	261	248
Corporate/unallocated	(332)	(397)

	1,356	1,211

Adjustments:
Less: FFO measures
Gains not recorded in net income	(259)	(601)
Equity accounted FFO	(666)	(674)
Current income taxes	135	97
Non-controlling interests in FFO	1,567	1,462
Add: financial statement components not included in FFO
Equity accounted income	1,243	2,205
Fair value changes	1,150	1,386
Depreciation and amortization	(1,263)	(904)
Income taxes	(516)	(508)

Total adjustments	1,391	2,463

Net income	$2,747	$3,674

21.	Based on your discussion by segment within Part 3, we note that you disaggregate information within each segment to a lower level by business line. Please clarify how you have complied with the disclosure requirements outlined within paragraph 32 of IFRS 8.

The company has previously disclosed consolidated revenues by line of business in its MD&A. In future filings the company will include a table which is substantially similar to the below in the equivalent of Note 3 Segmented Information within the notes to the company’s consolidated financial statements:

For the year ended December 31,	2012	2011
(MILLIONS)
Asset management and other services
Asset management	$420	$331
Construction and property services	4,100	3,204
Property
Office properties	2,612	2,006
Retail properties	215	245
Development, opportunity and finance	1,155	509
Renewable power
United States	420	444
Canada	408	357
Brazil	332	327
Corporate/unallocated	19	—
Infrastructure
Utilities	868	580
Transport and Energy	672	541
Sustainable resources	559	598
Corporate/unallocated	10	6
Private equity
Private equity	4,424	3,890
Residential development	2,476	2,850
Corporate/unallocated
Corporate/unallocated	230	311
Adjustments (note i)	(223)	(278)

Consolidated revenue	$18,697	$15,921

Note 29 – Other Information, page 143

Commitments, Guarantees and Contingencies, page 143

22.	Please tell us how you have complied with the disclosure requirements of IAS 37 regarding contingent liabilities related to legal proceedings.

The company’s consolidated operations are engaged in immaterial litigations on a continuous basis. Management believes that it is not reasonably possible that any of the ongoing litigation as at December 31, 2012 could result in a material settlement liability.

In future filings we will revise financial statement note 29 or its equivalent to include this assessment.

In addition to the responses above, we hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions and/or comments, please do not hesitate to contact me at (416) 359-8601.

Yours truly,

/s/ Brian D. Lawson
Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management Inc.